UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

GOLDEN TELECOM, INC.

(Name of the Issuer)

ALTIMO HOLDINGS & INVESTMENTS LTD.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Franz Wolf

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

With copies to:

Vladimir Lechtman Jones Day Ducat III, 12th Floor 6 Gasheka Street 125047 Moscow, Russia Tel: 7.495.648.9200	Marilyn Sonnie Jones Day 222 East 41st Street New York, New York 10017-6702 Tel: 1.212.326.3939

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$4,404,572,360*	$173,139**

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$173,139

Form or Registration No.:	Schedule TO

Filing Party:	Lillian Acquisition, Inc.

Date Filed:	January 18, 2008

INTRODUCTION

This Schedule 13E-3 (the “Schedule 13E-3”) relates to the tender offer by Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of VimpelCom Finance B.V., a Dutch company (“Parent”), to purchase all the outstanding common shares, par value $0.01 per share (the “Shares”) of Golden Telecom, Inc., a Delaware corporation (“Golden Telecom” or the “Company”) at $105 per share, net to the seller in cash, without interest thereon (and less any amounts required to be deducted and withheld under applicable law), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as exhibits to a combined Schedule TO and Schedule 13E-3 filed by the Merger Sub, Parent, and Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”) with the Securities and Exchange Commission (the “SEC”) on January 18, 2008 (as amended from time to time, the “Schedule TO”). Parent is a direct subsidiary of VimpelCom. The Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended from time to time, the “Schedule 14D-9”) in response to the Schedule TO contemporaneously with the Offer to Purchase. The Offer to Purchase and Schedule 14D-9 are included with this Schedule 13E-3 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Transaction Statement also relates to the Agreement and Plan of Merger dated as of December 21, 2007 by and among the Company, Parent, and Merger Sub (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer (as defined in the Offer to Purchase), and in accordance with the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding Share (other than Shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $105.00 in cash.

This Schedule 13E-3 is being filed by Altimo Holdings & Investments Ltd. (“Altimo”). Altimo is an indirect 100% parent of Sunbird Limited (“Sunbird”), which is the beneficial owner of approximately 26.6% of the Company’s outstanding shares of common stock. Altimo is the direct 100% parent of Eco Telecom Limited (“Eco Telecom”), which is the beneficial owner of approximately 37.0% of VimpelCom’s outstanding shares of common stock and 100% of VimpelCom’s outstanding preferred stock, which, combined with such common stock, represents approximately 44.0% of VimpelCom’s outstanding voting capital stock.

The information in the Schedule 14D-9 and in the Offer to Purchase, including all schedules, appendices, annexes and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The answer to Item 1(a) of the Schedule 14D-9 (“Subject Company Information”) is incorporated herein by reference.

(b) Securities. The answer to Item 1(b) of the Schedule 14D-9 (“Subject Company Information”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under “THE TENDER OFFER – Section 6. Price Range of Shares of the Company’s Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under “THE TENDER OFFER – Section 6. Price Range of Shares of the Company’s Common Stock”; “THE TENDER OFFER – Section 7. Certain Information Concerning the Company”; and “THE TENDER OFFER – Section 10. Dividends and Distributions” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. On November 3, 2006 Sunbird entered into a Purchase Agreement with Altimo whereby Sunbird acquired 10,731,707 Shares from Altimo in consideration of payment by Sunbird of US$195,000,000 (approximately, US$18.17 per Share).

Item 3. Identity And Background Of The Filing Persons.

(a) – (b) Name and Address. Business and Background of Entities.

Altimo Holdings & Investments Ltd. (“Altimo”) is a British Virgin Islands holding company with its principal address at Suite 2, 4 Irish Place, Gibraltar. Altimo’s business telephone number is 011-350-41977. Altimo is an affiliate of Golden Telecom. Altimo is the sole shareholder of Yieldcare Limited (“Yieldcare”), a Cyprus company. Yieldcare is the sole shareholder of Sunbird, a Cyprus company, which owns approximately 26.6% of the Company’s outstanding Shares of common stock.

Altimo is a party to a shareholders’ agreement relating to the Company (the “Company Shareholders’ Agreement”), dated August 19, 2003, among the Company, Altimo (then known as Alfa Telecom Limited), Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV. Sunbird, in connection with the acquisition of the Shares of the Company held by Sunbird from Altimo, executed an endorsement to the Company Shareholders’ Agreement, agreeing to be bound by the terms and conditions of the Company Shareholders’ Agreement. Three members of the Board of Directors of the Company, Messrs. Alexey Reznikovich, Petr Aven and Oleg Malis, are affiliated with Altimo. Mr. Reznikovich is Chief Executive Officer and Mr. Malis is Senior Vice President of Altimo. Mr. Aven is President of Alfa Bank, a member of the Alfa Group Consortium. Mr. Aven is also a direct or indirect shareholder in various Alfa Group Consortium companies. Eco Telecom is a party to a shareholders’ agreement relating to VimpelCom (the “VimpelCom Shareholders’ Agreement”), dated May 30, 2001, with Telenor East Invest AS. Pursuant to the VimpelCom Shareholders’ Agreement, Eco Telecom has the right to nominate up to four members of the Board of Directors of VimpelCom, which nominees currently include Messrs. Alexey Reznikovich and Oleg Malis, both of whom are affiliated with Altimo.

Current information concerning the identity and background of (a) each executive officer and director of Altimo; (b) each person controlling Altimo; and (c) each executive officer and director of any corporation or other person ultimately in control of Altimo, is set forth below in response to this Item 3(a)-(b) and to Item 3(c).

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. CTF Holdings’ business telephone number is 011-

350-41977. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. Crown Finance’s business telephone number is 011-423-233-2021. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings.

(c) Business and Background of Natural Persons.

Directors and Officers of Altimo Holdings & Investments Ltd.:

Geoffrey Piers Hemy. Mr. Hemy is a citizen of the United Kingdom. He is a Director of Altimo and his principal occupation is Director of Grand Financial Group Limited. Mr. Hemy’s principal business address is Cassandra Centre, Office 302, 29 Theklas Lyssioti Street, Limassol, Cyprus. Mr. Hemy has served as director of Altimo since October 26, 2004, as director of Grand Financial Holding S.A. since May 14, 2001; as director of Grand Financial Group Limited since November 11, 2002; and as Director of Eco Holdings Limited from September 27, 2002 until March 1, 2007.

Georghia Karydis. Ms. Karydis is a citizen of Cyprus. She is a director of Altimo and her principal occupation is as Director, Administrator of Feldmans Management (Overseas) Limited. Ms. Karydis’ principal business address is 6 Nikou Georgiou Street, Block C, Office 704, Nicosia 1095, Cyprus. Ms. Karydis has served as Director of Altimo since November 2004; and as Director, Administrator of Feldmans Management (Overseas) Ltd. since March 1, 2002.

Olga Kichatova. Ms. Kichatova is a citizen of the Russian Federation. She is a Director of Altimo and her principal occupation is Financial Director of MRO CTF Consultancy Ltd. Ms. Kichatova’s principal business address is 3rd Floor, Building 3, 6 Sechenovskiy Pereulok, 119034 Moscow, Russia. Ms. Kichatova has served as Director of Altimo since January 2007; as Financial Director of MRO CTF Consultancy Ltd. since December 16, 2006; as Head of US GAAP Reporting for OJSC “Wimm-Bill-Dann” from July 1, 2004 until December 16, 2006; as Auditor for ZAO “KPMG” from July 1, 2003 until June 30, 3004; and as Manager of Analytical Department for Investment Company OLMA from March 15, 2003 to June 2003.

Alexey Reznikovich. Mr. Reznikovich is a citizen of the Russian Federation. He is the Chief Executive Officer of Altimo which is his principal occupation. His principal business address is 11 Savvinskaya Nab., 119435 Moscow, Russia. Mr. Reznikovich has served as a Director of VimpelCom since May 2002. Mr. Reznikovich has also served as Executive Director of LLC Altimo since October 2005. Mr. Reznikovich has been the Chief Executive Officer of Altimo (previously Alfa Telecom Limited) since June 2005. Mr. Reznikovich also serves as member of Golden Telecom, Inc.’s Board of Directors. From January 2003 until July 2005, Mr. Reznikovich served as the Consultant of the Head Office of CJSC Cafemax.

Marina Kushnareva. Ms. Kushnareva is a citizen of the Russian Federation. She is a Director of Altimo and her principal occupation is Director of CTF Holdings. Ms. Kushnareva’s principal business address is Suite 2, 4 Irish Place, Gibraltar. Ms. Kushnareva has served as Director of Altimo since January 2007; as Director of CTF Holdings since December 2006 and as a Director of Eco Telecom since June 2006. Ms. Kushnareva has also served as Manager for Logistics Management from August 2004 until February of 2006.

Franz Wolf. Mr. Wolf is a citizen of Germany. He is a director of Altimo and his principal occupation is Director of CTF Holdings. Mr. Wolf’s principal business address is Suite 2, 4 Irish Place, Gibraltar. Mr. Wolf has served as Director of Altimo since April of 2004 and as Director of CTF Holdings since January 1998.

Directors and Officers of Crown Finance Foundation:

Christian Rosenow. Mr. Rosenow is a citizen of Switzerland. Mr. Rosenow is a Director of Crown Finance. His principal occupation is President of the Board and CEO of CBR Privatinvest Ltd. Mr. Rosenow’s principal business address is Talacker 35, 8001 Zurich, Switzerland. Mr. Rosenow has served as Director of Crown Finance since February of 1996; and as President of the Board and CEO of CBR Privatinvest Ltd. since 1997.

Dr. Norbert Seeger. Dr. Seeger is a citizen of Liechtenstein. Dr. Seeger is a Director of Crown Finance. His principal occupation is Attorney at the Law Office of Dr.iur et lic.oec. Norbert Seeger. Dr. Seeger’s principal business address is Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein. Dr. Seeger has served as Director of Crown Finance since February of 1996; and as Attorney at the Law Office of Dr Norbert Seeger since 1984.

Dr. Christian Zangerle. Dr. Zangerle is a citizen of Austria. Dr. Zangerle is a Director of Crown Finance. His principal occupation is Attorney for Law Office of Dr. Norbert Seeger. Dr. Zangerle’s principal business address is Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein. Dr. Zangerle has served as Director of Crown Finance since February of 1996; and as Attorney for Law Office of Dr. Norbert Seeger since 1993.

To the best of the filing person’s knowledge and unless expressly stated otherwise herein, none of the persons identified in response to this Item 3 during the last five years have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

To the best of the filing person’s knowledge and unless expressly stated otherwise herein, none of the persons identified in response to this Item 3 during the last five years have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Item 4. Terms Of The Transaction.

(a) Material Terms.

(1) The information set forth in the Offer to Purchase and in the Schedule 14D-9 under “Item 1(b). Subject Company Information” is incorporated herein by reference.

(2) The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS — Appraisal Rights”; and in the Schedule 14D-9 under “Item 8. Additional Information – (c) Appraisal Rights”, is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations And Agreements.

(a) Transactions.

(1) The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and the information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiation and Agreements” is incorporated herein by reference.

(2) The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and the information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiation and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS—Background of the Offer and the Merger”; and the information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4(b). Background of the Transaction” is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; “SPECIAL FACTORS—Background of the Offer and the Merger”; and the information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4(b). Background of the Transaction” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; “SPECIAL FACTORS – Certain Effects of the Offer and the Merger”; the information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiation and Agreements” and under “Item 4(e). The Solicitation or Recommendation – (e) Intent to Tender”; and the information set forth in Item 3 (a)-(b) of this Schedule 13E-3, is incorporated herein by reference.

Item 6. Purposes Of The Transaction And Plans Or Proposals.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS – Certain Effects of the Offer and the Merger”; “SPECIAL FACTORS – Purposes and Reasons of Parent, Merger Sub and VimpelCom”; and “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

(c) Plans.

(1)-(8) The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation – (b) Background of the Transaction” and in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS – Purposes and Reasons of Parent, Merger Sub and VimpelCom”; “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS – Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS – The Merger Agreement” and “THE TENDER OFFER – 10. Dividends and Distributions” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons And Effects.

(a), (c) Purposes; Reasons.

The Offer and the Merger may be deemed to constitute a “going private” transaction under the regulations of the SEC, and any exercise by Merger Sub of the Top-Up Option (as defined in the Offer to Purchase), if granted, and any open market purchases effected by Parent or Merger Sub following completion of the Offer may be considered steps in a “going private” transaction. If the Merger is completed, the Company will become a subsidiary of Parent and an indirect subsidiary of VimpelCom. To the extent that the Offer and the Merger may be deemed to constitute a “going private” transaction, Altimo, as a significant stockholder of both the Company and VimpelCom, may be viewed as engaged in the “going private” transaction and required to express its purpose and reasons for the Offer, the Merger and any of the other described transactions to the Company’s unaffiliated stockholders (meaning the Company’s stockholders other than Altimo, Telenor (as defined in the Offer to Purchase) and their respective affiliates). Altimo is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”).

The purpose and reasons set forth under “Purposes and Reasons of Parent, Merger Sub and VimpelCom” in the Offer to Purchase and the reasons set forth under “Item 4. The Solicitation or Recommendation” in the Schedule 14D-9 are incorporated herein by reference.

As was reported on an amendment to Schedule 13D filed by Altimo, Sunbird, and certain of their affiliates, with the SEC on December 26, 2007, subject to consideration of the actual terms of the Offer and the circumstances existing at the time of the expiration of the Offer, it is Altimo’s current intention that Sunbird should tender and sell its shares in the Company to the Merger Sub pursuant to the Offer. However Altimo may, and has reserved the right to, change their plans and intention with respect to the shares in the Company held by Sunbird, including that Sunbird not sell its shares in the Company, in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, or other factors that may arise prior to the expiration of the Offer.

(b) Alternatives. The information set forth in the Offer to Purchase under “SPECIAL FACTORS – Background of the Offer and the Merger”; “SPECIAL FACTORS – Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS – Effects on the Company if the Offer is Not Consummated” is incorporated herein by reference.

(d) Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information – (c) Appraisal Rights” and in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS – Purposes and Reasons of Parent, Merger Sub and VimpelCom”; “SPECIAL FACTORS — Purposes, Reasons and Plans for the Company after the Merger”; “SPECIAL FACTORS – Certain Effects of the Offer and the Merger”; “SPECIAL FACTORS – The Merger Agreement”,

“SPECIAL FACTORS – Appraisal Rights”; and “THE TENDER OFFER — Section 5. Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness Of The Transaction.

(a) and (b) Fairness; Factors Considered in Determining Fairness.

To the extent that the Offer and the Merger may be deemed to constitute a “going private” transaction, Altimo, as a significant stockholder of both the Company and VimpelCom, would be deemed to be engaged in the “going private” transaction and is required to express its beliefs as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders. Altimo is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

Altimo’s views as to the fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether to tender its shares of Company common stock into the Offer or to how that stockholder should vote on the approval of the Merger and the Merger Agreement (if a vote of the Company’s stockholders is held). Altimo has interests in the Offer and the Merger that are different from, and in addition to, the Company’s unaffiliated stockholders generally, as described in more detail in the Offer to Purchase under “SPECIAL FACTORS – Interests of Altimo and Telenor in the Offer and the Merger”, which section is incorporated herein by reference. The interests of the Company’s stockholders that are unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Altimo and Telenor) were represented by the special committee of independent directors that negotiated with Parent, Merger Sub and VimpelCom on an arms-length basis on their behalf, with the assistance of independent legal and financial advisors.

Altimo did not participate in the deliberation process of the Company’s special committee of independent directors, nor did it participate in the conclusions of the special committee of independent directors or the Company’s board of directors that the Offer and the Merger were fair to the Company’s unaffiliated stockholders. Further, Altimo did not engage a financial advisor to independently evaluate the fairness of the Offer or the Merger. Altimo did not receive advice from the Company’s or the special committee’s legal or financial advisors as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, Altimo believes that the Offer and the Merger are substantively and procedurally fair to the stockholders unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Altimo), based upon the following factors:

•

the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation”, which section is incorporated herein by reference, which findings and related analyses, as set forth in the Schedule 14 D-9, Altimo adopts (notwithstanding the fact that Altimo is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee of independent directors, the absence of a requirement that a majority of the Company’s unaffiliated stockholders tender their shares of the Company’s common stock into the Offer and the determination of the special committee of independent directors not to retain an unaffiliated representative to act on behalf of the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(c) Reasons for the Recommendation” which section is incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D–9, Altimo adopts (notwithstanding the fact that Altimo is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the $105.00 per share merger consideration contemplated by the Merger Agreement, and the other terms and conditions of the Merger Agreement, resulted from extensive arms-length negotiations between the special committee and its advisors, on the one hand, and Parent, Merger Sub and VimpelCom and their respective advisors on the other hand;

•

the fact that the special committee of independent directors consists solely of directors who are not officers of or affiliated with any of the Company’s significant stockholders, including Altimo or Telenor;

•

the fact that the special committee of independent directors received an opinion from its financial advisor as to the fairness, from a financial point of view, and as of the date of the opinion, of the offer price to be received in the Offer and the Merger, taken together, to holders of the Company’s common stock (other than Parent, Merger Sub, VimpelCom, Altimo, Telenor, and their respective affiliates) (notwithstanding the fact that Altimo is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the fact that Parent, Merger Sub, VimpelCom, Altimo and Telenor did not participate in the deliberative process of, or the conclusions reached by, the special committee of independent directors or the negotiating positions of the special committee; and

•	the fact that the Offer and the Merger will provide consideration to the Company’s unaffiliated stockholders entirely in cash, which provides certainty of value.

Altimo noted that the special committee of independent directors and the Company’s board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the Company for shares of the Company’s common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D–9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and, accordingly, Altimo did not consider these factors.

In addition, under a potential interpretation of the applicability of the rules governing “going-private” transactions, any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer could be deemed to be steps in a going-private transaction. If such exercises by Merger Sub of the Top-Up Option were deemed to be steps in a going-private transaction, Altimo believes that these exercises would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•	the Top-Up Option having been fully negotiated on an arms-length basis with the Company’s special committee and its advisors;

•

the fact that the exercise of the Top-Up Option would facilitate the earlier payment of the merger consideration to holders of the shares of the Company’s common stock who did not tender their shares into the Offer;

•

the fact that the Top-Up Option would only be exercised at a time when Merger Sub owns at least 80% of the outstanding shares of the Company’s common stock and, accordingly, would not affect the outcome of any vote of stockholders on the approval of the Merger;

•	the acquisition of the shares underlying the Top-Up Option would be made directly from the Company and not from any stockholder of the Company, and at a price equal to the offer price; and

•	the fact that such option is being fully disclosed in the Offer to Purchase.

If any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer were deemed to be steps in a going-private transaction, Altimo believes that these purchases would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•

the fact that these purchases would be made with the goal of facilitating the earlier payment of the merger consideration to holders of the shares of the Company’s common stock that did not tender their shares into the Offer;

•	these purchases would be made in accordance with applicable law;

•	these purchases would be made at prevailing market prices and would be fully disclosed in accordance with applicable law; and

•	the possibility of such purchases being fully disclosed in the offer to purchase.

The foregoing discussion of the information and factors considered and given weight by Altimo in connection with the fairness of the Offer and the Merger, any exercise by Merger Sub of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by Altimo. Altimo did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching its position as to the fairness of these transactions. Altimo believes that these factors provide a reasonable basis for its position that it believes that these transactions are fair to the Company’s unaffiliated stockholders.

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of the unaffiliated security holders is required. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation – (c) Reasons for the Recommendation” and in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness”; “SPECIAL FACTORS – The Merger Agreement”; and “THE TENDER OFFER — 11. Certain Conditions to the Offer” is incorporated herein by reference.

(d) Unaffiliated Representative. An unaffiliated representative has not been retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer and Merger, or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness”; and the information set forth in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation” and under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger”; “SPECIAL FACTORS — Position of Parent, Merger Sub and VimpelCom as to Fairness”; “SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”; and the information set forth in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation” is incorporated herein by reference.

(f) Other Offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals And Negotiations.

(a) Report, Opinion or Appraisal. Altimo has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not Applicable.

(c) Availability of Documents. Not Applicable.

Item 10. Source And Amounts Of Funds Or Other Consideration.

(a) Sources of Funds. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation – (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation – (c) Reasons for the Recommendation” and in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS – Background of the Offer and the Merger”; “SPECIAL FACTORS – The Merger Agreement; “THE TENDER OFFER – Section 8. Certain Information Concerning Merger Sub, Parent and their Affiliates” and “THE TENDER OFFER – 9. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”; “SPECIAL FACTORS – Effects on the Company if the Offer is Not Consummated”; “THE TENDER OFFER – Section 8. Certain Information Concerning Merger Sub, Parent and their Affiliates”; “THE TENDER OFFER – 9. Source and Amount of Funds”; “THE TENDER OFFER – Section 11. Certain Conditions to the Offer”; and “THE TENDER OFFER – Section 12. Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals” is incorporated herein by reference.

(c) Expenses. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Certain Payments”, “Item 4. The Solicitation or Recommendation – (d) Opinion of the Special Committee’s Financial Advisor” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used”; and in the Offer to Purchase under “SUMMARY TERM SHEET”; “THE TENDER OFFER – Section 13. Certain Fees and Expenses”; and “Item 10. Source and Amounts of Funds or Other Consideration—(c) Expenses” in Schedule 13E-3 filed by the Company with the SEC on January 18, 2008, is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”; “THE TENDER OFFER – Section 8. Certain Information Concerning Merger Sub, Parent and their Affiliates”; “THE TENDER OFFER – 9. Source and Amount of Funds”; is incorporated herein by reference.

Item 11. Interest In Securities Of The Subject Company.

(a) Securities Ownership. Sunbird currently holds 10,731,707 of the Shares, or approximately 26.6% of the issued and outstanding Shares. Yieldcare is the sole shareholder of Sunbird.

Altimo is the sole shareholder of Yieldcare. Collectively, the Holding Companies (as more fully described in response to Item 3 hereof) own a majority of the shares of Altimo. CTF Holdings owns a majority of the shares in each of the Holding Companies. Crown Finance is the sole shareholder of CTF Holdings.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation – (b) Background of the Transaction” and “Item 4. The Solicitation or Recommendation – (e) Intent to Tender”, and in the Offer to Purchase under “THE TENDER OFFER – 7. Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation Or Recommendations.

(d) Intent to Tender or Vote in a Going-Private Transaction. In an amendment to Schedule 13D filed by Sunbird, Altimo, and certain of their affiliates with the SEC on December 26, 2007, Altimo (and certain of its affiliates) publicly disclosed its then current intention to tender their Shares of Golden Telecom’s common stock to the Merger Sub pursuant to the proposed tender offer, subject to consideration of the actual terms of the proposed tender offer and the circumstances existing at the time of the expiration of the proposed tender offer. However Altimo (and its affiliates) may, and has reserved the right to, change their plans and intention with respect to the Shares in Golden Telecom held by Sunbird, including that Sunbird not sell its Shares in Golden Telecom, in light of market conditions, subsequent developments affecting Golden Telecom, the general business and future prospects of Golden Telecom, or other factors that may arise prior to the expiration of the proposed tender offer.

(e) Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation” is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 7. Certain Information Concerning the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. None.

Item 15. Additional Information.

(b) Other Material Information. Altimo and various of its affiliated entities have been involved in a series of litigation and arbitration proceedings with Telenor ASA and various of its subsidiaries (together “Telenor”). These proceedings include: (a) an arbitration by Telenor against Eco Telecom and CTF Holdings (affiliates of Altimo) claiming breaches of the VimpelCom Shareholders’ Agreement and a guarantee agreement between various Altimo, VimpelCom, and Telenor related entities; (b) various arbitrations and litigation between Telenor and a subsidiary of Altimo claiming breaches of a shareholders agreement and violations of various corporate governance laws in relation to an unrelated joint venture between Altimo and Telenor affiliated entities; and (c) litigation by Telenor against various Altimo related entities alleging U.S. securities laws violations in connection with acquisitions of VimpelCom shares by Eco Telecom in 2006 and 2007. None of these disputes involve or relate to the Company, its Shares or the Offer.

The information set forth in the Offer to Purchase under “THE TENDER OFFER -- Miscellaneous”; and the information set forth in Schedule 14D-9 under “Item 8. Additional Information” is incorporated herein by reference. The information contained in the exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the

Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Summary Advertisement as published on January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(I)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9 filed by the Company on January 18, 2008).

(a)(1)(J)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to the Schedule 14D-9 filed by the Company on January 18, 2008).

(a)(2)(A)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements - Conflicts of Interest -Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements- Conflicts of Interest -Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(D)	“Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(E)	“Annex II - Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008).

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008 (included as Exhibit (a)(5)(B) to the Schedule TO incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) of the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) of the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) of the Schedule TO).

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Exhibit (c)(1) of the Schedule TO).

(c)(2)	Opinion of UBS Limited to the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Exhibit (c)(2) of the Schedule TO).

(c)(3)	Presentation of UBS Limited to the special committee of the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to Exhibit (c)(3) of the Schedule TO).

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit (d)(1) of the Schedule TO).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to Exhibit (d)(4) of the Schedule TO).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to Exhibit (d)(5) of the Schedule TO).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) of the Schedule TO).

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) of the Schedule TO).

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) of the Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law, included as Schedule B of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (incorporated by reference to Exhibit (f) of the Schedule TO.

(g)	None.

*	To be filed by amendment

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2008

ALTIMO HOLDINGS & INVESTMENTS LTD.

January 18, 2008
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Summary Advertisement as published on January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(I)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9 filed by the Company on January 18, 2008).

(a)(1)(J)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to the Schedule 14D-9 filed by the Company on January 18, 2008).

(a)(2)(A)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements - Conflicts of Interest -Agreements with Current Executive Officers, Directors and Affiliates of the Company” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements- Conflicts of Interest -Agreements between the Company and Parent and Merger Sub and their Affiliates” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(D)	“Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(E)	“Annex II - Stock Ownership of Certain Beneficial Owners and Management” of the Schedule 13E-3 filed by the Company on January 18, 2008 (incorporated by reference to the Schedule 13E-3 filed by the Company on January 18, 2008).

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by VimpelCom announcing the commencement of the tender offer, dated January 18, 2008 (included as Exhibit (a)(5)(B) to the Schedule TO incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) of the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) of the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) of the Schedule TO).

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Exhibit (c)(1) of the Schedule TO).

(c)(2)	Opinion of UBS Limited to the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Exhibit (c)(2) of the Schedule TO).

(c)(3)	Presentation of UBS Limited to the special committee of the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to Exhibit (c)(3) of the Schedule TO).

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit (d)(1) of the Schedule TO).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to Exhibit (d)(4) of the Schedule TO).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to Exhibit (d)(5) of the Schedule TO).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) of the Schedule TO).

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) of the Schedule TO).

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) of the Schedule TO).

(f)	Section 262 of the Delaware General Corporation Law, included as Schedule B of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (incorporated by reference to Exhibit (f) of the Schedule TO.

(g)	None.

*	To be filed by amendment